SECURITIES & EXCHANGE COMMISSION
                             Washington, D.C. 20549
                             ----------------------

                                  SCHEDULE 13D*
                                 (Rule 13d-101)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO 13d-2(a)

                       MASONITE INTERNATIONAL CORPORATION
                                (Name of Issuer)

                                  Common Stock
                         (Title of Class of Securities)

                                    575384102
                                 (CUSIP Number)

                                Ricky C. Sandler
             Eminence Capital LLC, 65 East 55th Street, 25th Floor,
                        New York, NY 10022 (212) 418-2100

                  (Name, address and telephone number of person
                authorized to receive notices and communications)

                                February 1, 2005
             (Date of event which requires filing of this statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [ ].

     NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)

                              (Page 1 of 19 Pages)
----------------
     *The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for purposes of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 575384102                 13D                    Page 2 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Partners, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,549,973
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,549,973
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,549,973
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 2.8%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 3 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                     Eminence Partners II, LP
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 100,577
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 100,577
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 100,577
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 0.2%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 PN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 4 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Eminence GP, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            WC
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 1,650,550
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 1,650,550
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 1,650,550
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 3.0%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 OO
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 5 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                        Eminence Capital, LLC
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                       [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                            New York
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 -0-
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,000,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 -0-
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,000,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,000,000
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 5.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IA
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 6 of 19 Pages
-----------------------------------------------------------------------------
     (1)    NAME OF REPORTING PERSONS
            I.R.S. IDENTIFICATION NOS.
            OF ABOVE PERSONS (ENTITIES ONLY)
                                                             Ricky C. Sandler
-----------------------------------------------------------------------------
     (2)    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP **
                                                                  (a)  [X]
                                                                  (b)  [ ]
-----------------------------------------------------------------------------
     (3)    SEC USE ONLY
-----------------------------------------------------------------------------
     (4)    SOURCE OF FUNDS **
                            OO
-----------------------------------------------------------------------------
     (5)    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS
            REQUIRED PURSUANT TO ITEMS 2(d) OR 2(e)                      [ ]
-----------------------------------------------------------------------------
     (6)    CITIZENSHIP OR PLACE OF ORGANIZATION
                              United States
-----------------------------------------------------------------------------
NUMBER OF      (7)  SOLE VOTING POWER
                                                 1,850
SHARES         --------------------------------------------------------------

BENEFICIALLY   (8)  SHARED VOTING POWER
                                                 3,000,000
OWNED BY       --------------------------------------------------------------

EACH           (9)  SOLE DISPOSITIVE POWER
                                                 1,850
REPORTING      --------------------------------------------------------------

PERSON WITH    (10) SHARED DISPOSITIVE POWER
                                                 3,000,000
-----------------------------------------------------------------------------
     (11)   AGGREGATE AMOUNT BENEFICIALLY OWNED
            BY EACH REPORTING PERSON
                                                 3,001,850
-----------------------------------------------------------------------------
     (12)   CHECK BOX IF THE AGGREGATE AMOUNT
            IN ROW (11) EXCLUDES CERTAIN SHARES **                       [ ]
-----------------------------------------------------------------------------
     (13)   PERCENT OF CLASS REPRESENTED
            BY AMOUNT IN ROW (11)
                                                 5.5%
-----------------------------------------------------------------------------
     (14)   TYPE OF REPORTING PERSON **
                                                 IN
-----------------------------------------------------------------------------
                     ** SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 575384102                 13D                    Page 7 of 19 Pages

Item 1.     Security and Issuer.

     This Schedule 13D relating to the common stock, no par value(the "Common Stock") of Masonite International Corporation (the "Company"). The Company's principal executive offices are located at 1600 Britannia Road, Mississauga, Ontario, Canada L4W 2J2.


Item 2.     Identity and Background.

     (a) This statement is filed by:

          (i) Eminence Partners, LP, a New York limited partnership ("Eminence I"), with respect to the shares of Common Stock directly owned by it;

         (ii) Eminence Partners II, LP, a New York limited partnership ("Eminence II" and together, with Eminence I, the "Partnerships"), with respect to the shares of Common Stock directly owned by it;

        (iii) Eminence GP, LLC, a New York limited liability company ("Eminence GP"), which serves as General Partner to the Partnerships, with respect to the shares of Common Stock directly owned by the Partnerships;

         (iv) Eminence Capital, LLC, a New York limited liability company (the "Investment Manager"), which serves as the investment manager to the Partnerships and Eminence Fund, Ltd., a company organized under the laws of the Cayman Islands ("Eminence Offshore"), with respect to the shares of Common Stock directly owned by the Partnerships and Eminence Offshore; and

          (v) Ricky C. Sandler, with respect to the shares of Common Stock directly owned by the Partnerships, Eminence Offshore and certain other accounts.

              The foregoing persons are hereinafter sometimes collectively referred to as the "Reporting Persons." Any disclosures herein with respect to persons other than the Reporting Persons are made on information and belief after making inquiry to the appropriate party.

     (b) The address of the principal business and principal office of the Partnerships, Eminence GP and the Investment Manager is 65 East 55th Street, 25th Floor, New York, NY 10022. The business address of Mr. Sandler is 65 East 55th Street, 25th Floor, New York, NY 10022.

     (c) The principal business of the Partnerships is serving as private investment limited partnerships. The principal business of Eminence GP is serving as a general partner to the Partnerships. The principal business of the Investment Manager is that of an investment manager engaging in the purchase and sale of securities on behalf of clients. Mr. Sandler serves as the Managing Member of Eminence GP and the Investment Manager.

CUSIP No. 575384102                 13D                    Page 8 of 19 Pages

     (d) None of the Reporting Persons has, during the last five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors).

     (e) None of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was, or is subject to, a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, Federal or State securities laws or finding any violation with respect to such laws.

     (f) The Partnerships are limited partnerships organized under the laws of the State of New York. Each of Eminence GP and the Investment Manager is a limited liability company organized under the laws of the State of New York. Mr. Sandler is a United States citizen.

Item 3.     Source and Amount of Funds and Other Consideration.

       The net investment cost (including commissions, if any) of the shares of Common Stock directly owned by the Partnerships, Eminence Offshore and the certain other accounts is approximately $86,300,000. Mr. Sandler, Eminence GP and the Investment Manager do not directly own any shares of Common Stock.

Item 4.     Purpose of the Transaction.

     The purpose of the acquisition of the shares of Common Stock by the Reporting Persons is for investment, and the purchases of the shares of Common Stock by the Reporting Persons were made in the ordinary course of business and were not made for the purpose of acquiring control of the Company. Although the acquisition of the shares of Common Stock by the Reporting Persons is for investment purposes, the Reporting Persons have had discussions with management in an effort to maximize long-term value for shareholders. Each of the Reporting Persons may make further purchases of shares of Common Stock from time to time and may dispose of any or all of the shares of Common Stock held by him or it at any time. The Reporting Persons object to, and have voted their proxy against, the proposed sale of Masonite to KKR (the "Transaction"). The Reporting Persons have expressed their concerns as indicated in the attached letter addressed to the Board of Directors of Masonite and presented to them on January 26, 2005. In the event the Transaction is voted down at the February 18, 2005 special meeting of shareholders the Reporting Persons intend to continue discussions with the management of Masonite regarding how they may maximize the long-term value for shareholders. Each of the Reporting Persons may, at any time and from time to time, review or reconsider his or its position and formulate plans or proposals with respect thereto.

CUSIP No. 575384102                 13D                    Page 9 of 19 Pages

Item 5.     Interest in Securities of the Issuer.

      A. Eminence Partners, LP
            (a) Aggregate number of shares beneficially owned: 1,549,973
                       Percentage: 2.8% The percentages used herein and in the rest of Item 5 are calculated based upon 54,796,531 shares of Common Stock issued and outstanding as of January 17, 2005 as reflected in the Company's Notice and Management Proxy Circular dated January 18, 2005.
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 1,549,973
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 1,549,973
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence I in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule A and are incorporated by reference.
            (d) Eminence GP, the General Partner of Eminence I, has the power to direct the affairs of Eminence I, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP and in that capacity directs its operations.
            (e) Not applicable.

      B. Eminence Partners II, LP
            (a) Aggregate number of shares beneficially owned: 100,577
                Percentage: 0.2%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 100,577
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 100,577
            (c) The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions by Eminence II in the Common Stock within the last sixty days, which were all in the open market, are set forth in Schedule B and are incorporated by reference.
            (d) Eminence GP, the General Partner of Eminence II, has the power to direct the affairs of Eminence II, including decisions respecting the receipt of dividends from, and the disposition of the proceeds from the sale of, the shares of Common Stock. Mr. Sandler is the Managing Member of Eminence GP, and in that capacity directs its operations.
            (e) Not applicable.

CUSIP No. 575384102                 13D                   Page 10 of 19 Pages

      C. Eminence GP, LLC
            (a) Aggregate number of shares beneficially owned: 1,650,550
                       Percentage: 3.0%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 1,650,550
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 1,650,550
            (c) Eminence GP did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I and Eminence II, which were all in the open market, are set forth in Schedules A and B, respectively, and are incorporated by reference.
            (d) Not applicable.
            (e) Not applicable.

      D. Eminence Capital, LLC
            (a) Aggregate number of shares beneficially owned: 3,000,000
                Percentage: 5.5%
            (b) 1. Sole power to vote or direct vote: -0-
                2. Shared power to vote or direct vote: 3,000,000
                3. Sole power to dispose or direct the disposition: -0-
                4. Shared power to dispose or direct the disposition: 3,000,000
            (c) The Investment Manager did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II and Eminence Offshore, which were all in the open market, are set forth in Schedules A, B and C, respectively, and are incorporated by reference.
            (d) Each of the clients of the Investment Manager has the power to direct the receipt of dividends from or the proceeds of the sale of such shares.
            (e) Not applicable.

      E. Ricky C. Sandler
            (a) Aggregate number of shares beneficially owned: 3,001,850
                Percentage: 5.5%
            (b) 1. Sole power to vote or direct vote: 1,850
                2. Shared power to vote or direct vote: 3,000,000
                3. Sole power to dispose or direct the disposition: 1,850
                4. Shared power to dispose or direct the disposition: 3,000,000
           (c) Mr. Sandler did not enter into any transactions in the Common Stock of the Company within the last sixty days. The trading dates, number of shares of Common Stock purchased or sold and the price per share for all transactions in the Common Stock within the last sixty days on behalf of Eminence I, Eminence II, Eminence Offshore and the other accounts, which were all in the open market, are set forth in Schedules A, B, C and D, respectively, and are incorporated by reference.
           (d) Not applicable.
           (e) Not applicable.

CUSIP No. 575384102                 13D                   Page 11 of 19 Pages

SIGNATURES

After reasonable inquiry and to the best of our knowledge and belief, the undersigned certifies that the information set forth in this statement is true, complete and correct.


DATED:  February 11, 2005

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                       Investment Manager of
                                       Eminence Partners, LP,
                                       Eminence Partners II, LP and
                                       Eminence Fund, Ltd., and as
                                    Managing Member of
                                    Eminence GP, LLC,
                                       General Partner of
                                       Eminence Partners, LP and
                                       Eminence Partners II, LP

CUSIP No. 575384102                 13D                   Page 12 of 19 Pages

                                   Schedule A

                              Eminence Partners, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

12/23/04                              52,890              $32.75
12/27/04                             (51,690)             $33.45
12/31/04                             (64,620)             $34.48
01/04/05                            (233,280)             $33.64
01/20/05                               71,850             $32.96
01/31/05                              199,480             $32.85
02/01/05                              258,340             $32.69

CUSIP No. 575384102                 13D                   Page 13 of 19 Pages

                                   Schedule B

                            Eminence Partners II, LP

                                                      Price Per Share
Date of                       Number of Shares        (including commissions,
Transaction                   Purchased/(Sold)        if any)

12/23/04                             3,740                    $32.75
12/27/04                           (3,760)                    $33.45
12/31/04                           (4,700)                    $34.48
01/04/05                           24,900)                    $33.88
01/20/05                             4,650                    $32.96
01/31/05                            12,950                    $32.85
02/01/05                            16,760                    $32.69

CUSIP No. 575384102                 13D                   Page 14 of 19 Pages

                                   Schedule C

                              Eminence Capital, LLC

                                                         Price Per Share
Date of                             Number of Shares     (including commissions,
Transaction      Client             Purchased/(Sold)     if any)

12/23/04       Eminence Offshore         43,370               $32.75
12/27/04       Eminence Offshore       (44,550)               $33.45
12/31/04       Eminence Offshore       (55,680)               $34.48
01/04/05       Eminence Offshore         10,000               $34.28
01/04/05       Eminence Offshore      (201,820)               $33.64
01/20/05       Eminence Offshore         62,500               $32.96
01/31/05       Eminence Offshore        173,570               $32.85
02/01/05       Eminence Offshore        224,900               $32.69

CUSIP No. 575384102                  13D                  Page 15 of 19 Pages

                                   Schedule D

                                 Other Accounts

                                                   Price Per Share
Date of                    Number of Shares        (including commissions,
Transaction                Purchased/(Sold)        if any)

02/08/05                        200                        $32.66

CUSIP No. 575384102                  13D                  Page 16 of 19 Pages


                                    EXHIBIT 1

                           JOINT ACQUISITION STATEMENT
                           PURSUANT TO RULE 13D-1(k)1


The undersigned acknowledge and agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement on Schedule 13D shall be filed on behalf of each of the undersigned without the necessity of filing additional joint acquisition statements. The undersigned acknowledge that each shall be responsible for the timely filing of such amendments and for the completeness and accuracy of the information concerning him or it contained therein, but shall not be responsible for the completeness and accuracy of the information concerning the others, except to the extent that he or it knows or has reason to believe that such information is inaccurate.


DATED:  February 11, 2005

                                    /s/ Ricky C. Sandler
                                    ---------------------
                                    Ricky C. Sandler, individually, and as
                                    Managing Member of
                                    Eminence Capital, LLC,
                                       Investment Manager of
                                       Eminence Partners, LP,
                                       Eminence Partners II, LP and
                                       Eminence Fund, Ltd., and as
                                    Managing Member of
                                    Eminence GP, LLC,
                                       General Partner of
                                       Eminence Partners, LP and
                                       Eminence Partners II, LP

CUSIP No. 575384102                  13D                  Page 17 of 19 Pages


                                    EXHIBIT 2

                                  Press Release


New York, NY            January 27, 2005

Eminence Capital, LLC, New York, NY is issuing the following press release. This press release represents the entire content of a letter that was presented by Eminence Capital, LLC to the Board of Directors of Masonite International Corporation on January 26, 2005:

As you may know, Eminence Capital LLC ("Eminence Capital") is a significant shareholder of Masonite International Corporation (the "Company"), owning approximately 3.8% of its outstanding common shares.

We are writing to you because we strongly oppose the announced leveraged buyout of Masonite by Stile Acquisition Corp., an affiliate of Kohlberg Kravis Roberts & Co. ("KKR"). We think the company is worth far more than the C$40.20 per share purchase price. Also, based on our review of the proxy, we believe that the Special Committee of the Board of Directors, in reaching its conclusion that the offer is substantively fair to the shareholders of Masonite, relied upon factors and assumptions that were materially inconsistent with management's recent comments to shareholders about those same factors and assumptions.

We believe Masonite ("MHM") is worth at least C$50 per share. This can be supported by the same valuation techniques used in the analysis your investment banker prepared for the Special Committee of the Board of Directors. Our analysis, however, points out several inconsistencies and flaws we see in the analysis performed by the banker.

These inconsistencies and flaws are as follows:

      1) Management of the Company supplied your banker with financial projections that were very inconsistent with statements your CEO Phil Orsino and Executive VP Larry Repar made to shareholders of the Company as recently as October 20, 2004. Management's projections used by your banker appear to assume an internal revenue growth rate of 1%
          - 3% compared to the 7% - 10% growth rate management discussed on its July and October earnings calls. [SEE ORGANIC GROWTH DISCUSSION BELOW] We performed LBO and DCF analyses using the assumptions presented in the proxy, however, assuming an internal growth rate of 7% (the low-end of management's range) and we calculate the mid-points of fair value at C$48 per share in the LBO analysis and C$53 per share in the DCF analysis. These values are C$7 - C$10 per share higher than the values (mid-points) your banker derived in its analysis.

      2) Your banker applied a 20% to 35% discount to the comparable company multiple when valuing MHM because MHM has historically traded at a discount to its US peers. We believe that based on MHM's leading market position, solid internal growth rate and strong cash flow, the company is worth at least a comparable multiple to its US peers. Using the same EPS figure as your banker used in its analysis,

CUSIP No. 575384102                  13D                  Page 18 of 19 Pages


          US$2.71 per share, we calculate a fair comparable company value of C$48.00 per share. This assumes no control premium though one is clearly justified.

      3) Your banker used an LTM EBITDA figure that was not adjusted for the full-year effect of acquisitions that MHM consummated in the last nine months. When we value MHM's LTM EBITDA, adjusted for acquisitions, at the same multiple as the peer group presented in the proxy (no discount applied) we arrive at a value of C$46.00 per share, again assuming no control premium. This value is C$13.50 per share higher than the mid-point price in your banker's analysis.


We find it disconcerting that your banker (the Special Committee's financial advisor) was supplied financial projections by management that were significantly below the very targets management spoke about on its conference calls with investors as recently as October 20, 2004. These projections were also well below the projections management originally supplied to KKR, also in October 2004. Specifically, the projections supplied to the investment bankers for purposes of determining "Fairness" incorporate internal revenue growth assumptions far below levels that management publicly spoke about on its two most recent earnings conference calls.

Below we have provided the inconsistencies between the organic revenue growth rate assumptions provided by the Company to its banker and what was said to the public on the July 19th, 2004 and October 20th, 2004 conference calls.

ORGANIC GROWTH DISCUSSION:

The projections supplied to your banker for the purpose of their fairness opinion assumed a compounded annual growth rate ("CAGR") in total revenues from 2005 to 2009 of 6.3%. This growth rate included revenue added through US$100 million per year of acquisition spending. Backing out these acquisitions, this forecast implies internal revenue growth of 1% to 3%, far below management's recent projections of 7% to 10%.

On the July 19, 2004 conference call with investors1, your CEO Phil Orsino stated:
      "Well, you know, what we targeted and what we talked about was that over the next three to five years that we could achieve growth of 7 to 10% top line. And we are still very, very confident in those target ranges."

On the October 20, 2004 conference call, management continued to support this target growth rate:

      QUESTION FROM SELL SIDE ANALYST: "What's the outlook for organic growth in your assessment right now for sales growth in 2005? Can we do double-digit-plus?"
___________________________
(1)   All quotations per Street Events transcripts.

CUSIP No. 575384102                  13D                  Page 19 of 19 Pages


      ANSWER FROM LARRY REPAR: "We are maintaining the targets that we have discussed throughout the year - organic growth ranging between 7 and 10 percent, and we are going to maintain that target for 2005."

      ANSWER FROM PHILIP ORSINO: "I mean, if economic conditions continue to be similar to what they are at this point in time, then obviously in the same way that we broke through that range, so far this year we could continue to break through that range going into next year as well."

Given the above, we believe that the financial projections and valuation multiples used to evaluate the fairness of KKR's offer were significantly understated. We do not agree that the current offer reflects a fair price for the Company and believe the Company is worth at least C$50 per share based on a number of valuation parameters. Moreover, we are troubled by the sudden change in management's outlook for the business and would note that as participants in the transaction, management has a conflict of interest.

We intend to vote against the transaction as currently configured. Should we and other shareholders vote this transaction down, we strongly urge the Board of Directors of the Company to take one of the following actions:

  1) Execute management's recently stated plan without any further disruptions and accelerate the Company's recently announced share repurchase program, possibly through a Dutch Auction; and / or

  2) Implement a leverage recapitalization of the Company and pay a significant special dividend to current shareholders.


We have always been a supportive shareholder of the Company and believe that the Company is a well-managed business with favorable growth prospects. We are disappointed by the value that is being offered by KKR and the management team and find it disappointing in this day and age that you have recommended that KKR and management insiders acquire the Company, and its upside potential, for an inadequate price. We also believe that other significant shareholders share our concerns about the transaction.

END OF LETTER

For further information you can contact Ricky C. Sandler, Managing Member of Eminence Capital, LLC at 212-418-2100.